SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ADT Inc.

(Name of Subject Company (Issuer))

Title of Class of Securities	CUSIP Number of Class of Securities
Common Stock, par value $0.01 per share	00090Q103

David Smail

Executive Vice President, Chief Legal Officer and Secretary

ADT Inc.

1501 Yamato Road

Boca Raton, Florida 33431

Telephone: (561) 988-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s) Filing Statement)

Copies to:

Andrew J. Pitts, Esq.

O. Keith Hallam, III, Esq.

C. Daniel Haaren, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as it may be further amended or supplemented from time to time, the “Schedule TO”), initially filed by ADT Inc., a Delaware corporation (“ADT” or the “Company”), on September 12, 2022, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase up to 133,333,333 shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), including Shares issuable upon conversion of shares of Class B common stock, par value $0.01 per share, of the Company at a price of $9.00 per share (the “Purchase Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 12, 2022 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”).

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act. Except as otherwise set forth below in this Amendment No. 1, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 1.

Cover Page of the Offer to Purchase

The cover page of the Offer to Purchase is hereby amended as follows:

(1)	The title of the Offer to Purchase is amended and restated as follows:

Offer to Purchase for Cash by ADT Inc. of Up to 133,333,333 Shares of its Common Stock, including Shares of its Common Stock Issuable upon Conversion of its Class B Common Stock, at a Purchase Price of $9.00 per Share, Representing an Aggregate Purchase Price of Up to $1,200,000,000

(2)	The first sentence of the first full paragraph is amended and restated as follows:

ADT Inc., a Delaware corporation (the “Company”, “ADT”, “we”, “our” or “us”), invites stockholders to tender shares (the “Shares”) of our common stock, par value $0.01 per share (the “Common Stock”), including Shares issuable upon conversion of shares of our Class B common stock, par value $0.01 per share (the “Class B Common Stock”), at a price of $9.00 per Share (the “Purchase Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

(3)	The first sentence of the third paragraph is hereby amended and restated as follows:

The Offer will be fully subscribed as a result of the Apollo Stockholder Commitment (as defined herein), and no Shares issuable upon conversion of shares of Class B Common Stock will be tendered or purchased in the Offer as a result of the Google Commitment (as defined herein).

Item 1. Summary Term Sheet

Item 1, to the extent it incorporates by reference information contained in the Offer to Purchase is hereby amended as follows:

(1)	The second sentence of the first paragraph of the section entitled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

We refer to the shares of our common stock, par value $0.01 per share (the “Common Stock”), including shares of our common stock issuable upon conversion of Class B common stock, par value $0.01 per share, as the “Shares”.

(2)

The first sentence of the second paragraph under the caption “How many Shares is the Company offering to purchase?” in the section entitled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

The Offer will be fully subscribed as a result of the Apollo Stockholder Commitment (as defined herein), and no Shares issuable upon conversion of shares of Class B Common Stock will be tendered or purchased in the Offer as a result of the Google Commitment (as defined herein).

(3)

The first sentence of the second paragraph under the caption “How many Shares will the Company purchase in the Offer?” and the third sentence of the first paragraph under the caption “How will the Offer affect the number of Shares outstanding and the number of record holders of the Company?” in section entitled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

The Offer will be fully subscribed as a result of the Apollo Stockholder Commitment, and no Shares issuable upon conversion of shares of Class B Common Stock will be tendered or purchased in the Offer as a result of the Google Commitment.

(4)	The first sentence under the caption “How will the Company pay for the Shares?” in section entitled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

The aggregate purchase price of Shares repurchased in the Offer will be $1.2 billion.

(5)

The second and third sentences of the last paragraph under the caption “How will the Offer affect the number of Shares outstanding and the number of record holders of the Company?” in section entitled “Summary Term Sheet” of the Offer to Purchase are hereby deleted in their entirety.

(6)

The second paragraph under the caption “What happens if more than 133,333,33 Shares are tendered?” in section entitled “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

The Offer will be substantially over-subscribed even if no stockholders other than the Apollo Stockholder Entities elect to tender their Shares in the Offer. As described elsewhere in this Offer to Purchase, the Apollo Stockholder Entities have informed us of their intent to tender all of the Shares they beneficially own in the Offer. As of August 29, 2022, the Apollo Stockholder Entities collectively held 608,927,824 Shares, which represent approximately 67% of our issued and outstanding Shares (assuming conversion of all issued and outstanding shares of the Class B Common Stock on a share-for-share basis into Shares, and including RSAs assuming attainment of the maximum level of performance). As a result, the Offer will be substantially over-subscribed and Shares tendered will be subject to both the “odd lot” priority and proration provisions described above. The number of Shares tendered by the Apollo Stockholder Entities will have a significant impact on proration, and we will not purchase all of the Shares that you tender even if you validly tender them. See Section 1.

(7)	The section entitled “Summary Term Sheet” of the Offer to Purchase is hereby amended and supplemented by including the following at the end of such section:

May holders of Class B Common Stock participate in the Offer?

Shares of Class B Common Stock cannot be tendered directly in the Offer. A holder of Class B Common Stock may only participate in the Offer if it converts such shares of Class B Common Stock into Shares pursuant to the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”) and tenders such Shares. As described elsewhere in this Offer to Purchase, no Shares issuable upon conversion of shares of Class B Common Stock will be tendered or purchased in the Offer as a result of the Google Commitment.

Item 4. Terms of the Transaction

Item 4, to the extent it incorporates by reference information contained in the Offer to Purchase is hereby amended as follows:

(1)	The changes described above in Item 1 of this Amendment No. 1 are hereby incorporated into this Item 4 by reference.

(2)	The section entitled “Important” of the Offer to Purchase is hereby amended as follows:

The third sentence of the second full paragraph on page ii is hereby amended and restated as follows:

VALIDLY TENDERED SHARES WILL BE ACCEPTED FROM ALL HOLDERS, WHEREVER LOCATED.

(3)

The second sentence of the first paragraph under the caption “Purpose of the Offer” in “2. Purpose of the Offer; Certain Effects of the Offer” of the Offer to Purchase and the fourth sentence of the second bullet in the bulleted list under the caption “Potential Risks and Disadvantages of the Offer” in “2. Purpose of the Offer; Certain Effects of the Offer” of the Offer to Purchase is hereby amended and restated as follows:

The Offer will be fully subscribed as a result of the Apollo Stockholder Commitment, and no Shares issuable upon conversion of shares of Class B Common Stock will be tendered or purchased in the Offer as a result of the Google Commitment.

(4)

The second and third sentences of the second full paragraph under the caption “Certain Effects of the Offer” in “2. Purpose of the Offer; Certain Effects of the Offer” of the Offer to Purchase are hereby deleted in their entirety.

(5)	“3. Procedures for Tendering Shares” of the Offer to Purchase is hereby amended and supplemented by including the following after the fourth full paragraph thereof:

Procedures for Holders of Class B Common Stock. Shares of Class B Common Stock cannot be tendered directly in the Offer. A holder of Class B Common Stock may only participate in the Offer if it converts such shares of Class B Common Stock into Shares pursuant to the Certificate of Incorporation and tenders such Shares. As described elsewhere in this Offer to Purchase, no Shares issuable upon conversion of shares of Class B Common Stock will be tendered or purchased in the Offer as a result of the Google Commitment.

(6)

The third sentence of the first paragraph under “11. Interest of Directors, Executive Officers, Controlling Stockholders and Others; Transactions and Arrangements Concerning the Shares” is hereby amended and restated as follows:

The Offer will be fully subscribed as a result of the Apollo Stockholder Commitment, and no Shares issuable upon conversion of shares of Class B Common Stock will be tendered or purchased in the Offer as a result of the Google Commitment.

(7)	The last sentence of the first paragraph under “17. Miscellaneous” of the Offer to Purchase is hereby amended and restated as follows:

Validly tendered Shares will be accepted from all holders, wherever located.

Item 11. Additional Information

(b) Other Material Information

(1)	The second sentence of the third paragraph of the third page of the Letter to Clients is hereby deleted in its entirety.

(2)	The third sentence of the fifth full paragraph of the sixth page of the Notice to Certain Holders of Stock Options is hereby amended and restated as follows:

VALIDLY TENDERED SHARES WILL BE ACCEPTED FROM ALL HOLDERS, WHEREVER LOCATED.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated September 12, 2022.*

(a)(1)(B)	Letter of Transmittal, dated September 12, 2022.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 12, 2022.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 12, 2022.*

(a)(1)(F)	Notice to Certain Holders of Stock Options, dated September 12, 2022.*

(a)(1)(G)	Email Communication to Certain Holders of Stock Options, dated September 12, 2022.*

(a)(1)(H)	Form of Summary Newspaper Advertisement, as published in The New York Times on September 12, 2022.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Communication to Employees, issued September 8, 2022 (incorporated herein and filed as Exhibit 99.1 of the Company’s Schedule TO, filed on September 8, 2022)*

(a)(5)(B)	Press Release, dated September 4, 2022 (incorporated herein and filed as Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed on September 6, 2022).

(a)(5)(C)	Investor Presentation, dated September 6, 2022 (incorporated herein and filed as Exhibit 99.2 of the Company’s Current Report on Form 8-K, filed on September 6, 2022).

(a)(5)(D)	Transcript of Conference Call of ADT Inc., held on September 6, 2022 (incorporated herein and filed as Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed on September 6, 2022).

(b)	Not applicable.

(d)(1)	Stockholders Agreement, dated as of December 14, 2018, by and between the ADT Inc. and Prime Security Services TopCo Parent, L.P. (incorporated by reference herein and filed as Exhibit 10.34 of the Company’s 2021 Annual Report on Form 10-K, filed on March 1, 2022).

(d)(2)	Registration Rights Agreement, dated as of January 23, 2018, by and between the ADT Inc. and Prime Securities Services TopCo, LP (incorporated by reference herein and filed as Exhibit 10.24 of the Company’s 2017 Annual Report on Form 10-K, filed on March 15, 2018).

(d)(3)	Amendment to the Registration Rights Agreement, dated as of June 22, 2018, between ADT Inc. and Prime Security Services TopCo Parent, L.P. (incorporated by reference herein and filed as Exhibit 10.10 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed on August 9, 2018).

(d)(4)	Amended and Restated Employment Agreement, dated December 19, 2017, between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and Donald Young (incorporated herein by reference and filed as Exhibit 10.25 of the Company’s Registration Statement on Form S-1, filed on December 21, 2017).

(d)(5)	Amendment to Amended and Restated Employment Agreement, dated May 3, 2019, between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and Donald Young (incorporated herein by reference and filed as Exhibit 10.29 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed on May 7, 2019).

(d)(6)	Amended and Restated Employment Agreement, dated December 19, 2017, between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and Daniel M. Bresingham (incorporated herein by reference and filed as Exhibit 10.28 of the Company’s Registration Statement on Form S-1, filed on December 21, 2017).

(d)(7)	Amended and Restated Employment Agreement, dated December 19, 2017, between ADT LLC, (together with any of its subsidiaries and Affiliates) and Jeffrey Likosar (incorporated herein by reference and filed as Exhibit 10.31 of the Company’s Registration Statement on Form S-1, filed on December 21, 2017).

(d)(8)	ADT Inc. 2018 Omnibus Incentive Plan (incorporated herein by reference and filed as Exhibit 10.32 of the Company’s Amended Registration Statement on Form S-1/A, filed on January 8, 2018).

(d)(9)	First Amendment to ADT Inc. 2018 Omnibus Incentive Plan dated April 25, 2019 (incorporated herein by reference and filed as Exhibit 10.33 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed on August 6, 2019).

(d)(10)	Form of Restricted Stock Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan (incorporated herein by reference and filed as Exhibit 10.33 of the Company’s Amended Registration Statement on Form S-1/A, filed on January 8, 2018).

(d)(11)	Form of Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan (incorporated herein by reference and filed as Exhibit 10.34 of the Company’s Amended Registration Statement on Form S-1/A, filed on January 8, 2018).

(d)(12)	Form of Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan (Class B Unit Redemption) (incorporated herein by reference and filed as Exhibit 10.35 of the Company’s Amended Registration Statement on Form S-1/A, filed on January 8, 2018).

(d)(13)	Form of Amendment to Non-Qualified Award Agreement for use under ADT Inc. 2018 Omnibus Incentive Plan (Class B Unit Redemption) (incorporated herein by reference and filed as Exhibit 10.37 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed on August 6, 2019).

(d)(14)	Form of Common Stock Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan (incorporated herein by reference and filed as Exhibit 10.36 of the Company’s Amended Registration Statement on Form S-1/A, filed on January 8, 2018).

(d)(15)	Form of Restricted Stock Unit Non-Employee Director Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan (incorporated herein by reference and filed as Exhibit 10.9 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed on August 9, 2018).

(d)(16)	Form of Restricted Stock Unit Special Equity Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan (incorporated herein by reference and filed as Exhibit 10.47 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2020, filed on May 7, 2020).

(d)(17)	Form of Non-Qualified Option Special Equity Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan (incorporated herein by reference and filed as Exhibit 10.48 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2020, filed on May 7, 2020).

(d)(18)	Form of Restricted Stock Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of January 1, 2022 (incorporated herein by reference and filed as Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed on November 9, 2021).

(d)(19)	Form of Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of January 1, 2022 (incorporated herein by reference and filed as Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed on November 9, 2021).

(d)(20)	Form of Performance Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan. *

(d)(21)	Form of Time and Performance Vesting Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan. *

(d)(22)	Form of Time and Performance Vesting Restricted Stock Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan. *

(d)(23)	Prime Security Services Parent, Inc. 2016 Equity Incentive Plan. *

(d)(24)	Form of Non-Qualified Option Award Agreement for use under the Prime Security Services Parent, Inc. 2016 Equity Incentive Plan. *

(d)(25)	Employment Offer Letter dated February 1, 2019, between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and David Smail.*

(d)(26)	Employment Offer Letter dated June 26, 2020 between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and Harriet Harty.*

(d)(27)	Employment Offer Letter dated April 22, 2021, between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and Keith Holmes. *

(d)(28)	Employment Offer Letter dated November 6, 2021, between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and Marc Jones. *

(d)(29)	Second Amended & Restated Employment Agreement with James D. DeVries (incorporated herein by reference and filed as Exhibit 10.12 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed on November 8, 2018).

(d)(30)	Amendment to Second Amended & Restated Employment Agreement of James D. DeVries (incorporated herein by reference and filed as Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed on December 3, 2018).

(d)(31)	Investor Rights Agreement, dated December 8, 2021, by and among ADT Inc. and the Holders party thereto (incorporated by reference herein and filed as Exhibit 10.63 of the Company’s 2021 Annual Report on Form 10-K, filed on March 1, 2022).

(d)(32)	Form of Restricted Stock Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of January 1, 2022 (incorporated herein by reference and filed as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed on May 6, 2022).

(d)(33)	Form of Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of January 1, 2022 (incorporated herein by reference and filed as Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed on May 6, 2022).

(d)(34)	Form of Restricted Stock Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of August 1, 2022. *

(d)(35)	Form of Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of August 1, 2022. *

(d)(36)	Form of Indemnification Agreement, by and between the Company and each of its Directors and Executive Officers (incorporated herein by reference and filed as Exhibit 10.38 of the Company’s 2021 Annual Report on Form 10-K, filed on March 1, 2022).

(d)(37)	Amended and Restated Management Investor Rights Agreement, dated January 23, 2018, by and between the Company, Prime Security Services TopCo Parent, L.P., and the Holders that are parties thereto (incorporated herein by reference and filed as Exhibit 10.39 of the Company’s 2017 Annual Report on Form 10-K, filed on March 15, 2018).

(d)(38)	Securities Purchase Agreement, dated July 31, 2020, by and between the Company and Google LLC (incorporated herein by reference and filed as Exhibit 10.37 of the Company’s 2021 Annual Report on Form 10-K, filed on March 1, 2022).

(d)(39)	Investor Rights Agreement, dated September 17, 2020, by and between the Company and Google LLC (incorporated herein by reference and filed as Exhibit 10.38 of the Company’s 2021 Annual Report on Form 10-K, filed on March 1, 2022).

(d)(40)	Securities Purchase Agreement, dated September 5, 2022, by and between the Company and State Farm Fire & Casualty Company (incorporated herein by reference and filed as Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on September 6, 2022).

(d)(41)	Tender and Support Agreement, dated as of September 5, 2022, by and between ADT Inc. and Prime Security Services TopCo (ML), L.P. and Prime Security Services TopCo (ML II), L.P. (incorporated herein by reference and filed as Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed on September 6, 2022).

(d)(42)	Support Agreement, dated as of September 5, 2022, by and between ADT Inc. and Google LLC (incorporated herein by reference and filed as Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed on September 6, 2022).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed as exhibits to the initial Schedule TO filed on September 12, 2022.

Item 12(b).	Filing Fees.

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADT INC.

By:	/s/ David Smail
	Name:	David Smail
	Title:	Executive Vice President, Chief Legal Officer and Secretary

Dated: September 27, 2022